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                                                                    EXHIBIT 99.3


                      [INSTEEL INDUSTRIES, INC. LETTERHEAD]


                                                                    May __, 1999

Dear Shareholder:

On April 26, 1999, the Board of Directors adopted a shareholder rights plan (the "Rights Plan") and declared a dividend of one right (each, a "Right") on each outstanding share of the Company's common stock (the "Rights"). The Board of Directors fixed May17, 1999 as the record date for this rights dividend distribution, and the distribution to holders of record of the Company's common stock occurred at the close of business on that date. No action on your part is required. This distribution does not involve any cash dividend, stock dividend or stock split. This letter describes the Rights Plan and explains our reasons for adopting it.

The Rights Plan was adopted to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The Rights Plan contains provisions designed to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all shareholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all shareholders, or other abusive takeover tactics which the Board believes are not in the best interests of the Company's shareholders. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The Rights Plan was not adopted in response to any specific effort to acquire control of the Company, nor is the Company aware of such an effort.

More than 2,500 companies have rights plans similar to the one we have adopted. We consider the Rights Plan to be the best available means of protecting your right to retain your equity investment in the Company and obtaining the fair value of that investment, while not foreclosing a fair acquisition bid for the Company.

The Rights Plan is not intended to prevent a takeover or proxy contest for control of the Company. The Rights serve as a mechanism to encourage negotiation and should increase the ability of the Board of Directors to effectively represent the interests of shareholders in the event of any unsolicited attempt to acquire the Company.




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Issuance of the Rights does not in any way weaken the financial strength of the
Company or interfere with its business plan. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade shares of the Company's common stock. Certificates representing Insteel common stock outstanding on the record date will, as of that date, be deemed to represent both shares and Rights, at the rate of one Right per share of common stock. As explained in detail in the enclosed summary, the Rights will only be exercisable if and when an event occurs which triggers their effectiveness. They will then operate to protect you against abusive and coercive takeover tactics.

A summary of the terms of the Rights Plan is enclosed. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto, a copy of which can be obtained free of charge from Insteel Industries, Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attention: Secretary.

Your Board and management are enthusiastic about the potential of the Company and are committed to serving the best interests of its shareholders. These new Rights are intended to preserve the value of your investment in the Company

On behalf of the Board of Directors,




                                                  H.O. Woltz III
                                                  President





Enclosure


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                  SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

         On April 26, 1999, the Board of Directors of Insteel Industries, Inc., a North Carolina corporation (the "Company"), declared a dividend distribution of one Right for each outstanding share of the Company's common stock, no par value per share (the "Common Stock"), to shareholders of record at the close of business on May 17, 1999. One Right will also be distributed for each share of Common Stock issued after May 17, 1999, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredths of a share (a "Unit") of Series A Junior Participating Preferred Stock, no par value per share (the "Preferred Stock"), at a Purchase Price of $80.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 27, 1999 (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock, subject to certain limitations.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 17, 1999 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 26, 2009, subject to extension by the Board of Directors, unless earlier redeemed by the Company as described below.



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         In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, at the time specified in the Rights Agreement, (x) upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the Purchase Price of the Right and the value of the consideration which would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at a Purchase Price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) for $80.00. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 16 shares of Common Stock for $80.00. Alternatively, at the discretion of the Board of Directors, each Right following an event set forth in the preceding paragraph, without payment of the Purchase Price, would entitle its holder to Common Stock (or other consideration, as noted above) worth $80.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger, statutory share exchange or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving party in a merger, statutory share exchange or other business combination and all or part of the Company's Common Stock is exchanged for stock or other securities of another corporation, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common stock of the acquiring corporation having a value equal to two times the Purchase Price of the Right. The holders of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain


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rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in each such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock dividend, stock split or similar transaction.

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 20% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Prior to the Distribution Date, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.


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         A copy of the Rights Agreement has been filed with the Securities and
Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated May 7, 1999. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


















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